April 20, 2006


Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549


Re:      Request for Withdrawal:
         Claymore Securities Defined Portfolios, Series 249 (the "trust") Registration Statement on Form S-6
         (File No. 333-128451)


Ladies and Gentlemen:

     On behalf of the trust, Claymore Securities, Inc., the depositor of the trust (the "Depositor") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was mistakenly filed under CIK number 001335935 on September 20, 2005. The Registration Statement was properly filed on Form S-6 under CIK number 001335939 on October 26, 2005.

     Accordingly, the Depositor hereby requests withdrawal of said Registration Statement (File No. 333-128451).


                                                                      Sincerely,

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 249

                                        By: CLAYMORE SECURITIES, INC., Depositor

                                                        By: /s/ Nicholas Dalmaso

                                                                Nicholas Dalmaso
                                                        Senior Managing Director

                                                             and General Counsel